July 22, 2011

Mr. David S. Irving
Mr. William Schroeder
United States Securities and Exchange Commission
Washington, DC 20549

Re:	United Bancorp, Inc. Form 10-K for the fiscal year ended December 31, 2010 Filed February 25, 2011 File No. 0-16640

Dear Gentlemen:

          This letter provides United Bancorp, Inc.'s (the "Company") response to the Commission staff letter dated June 20, 2011 (the "Comment Letter"). For convenience of reference, the comments in the Comment Letter are set forth in full below and the Company's responses to the comments immediately follow.

          The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commission's rules and regulations.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of financial Condition and Results of Operations

Credit Quality, page A-11

Comment #1:

1.	We note from the tables presented that you restructure loans. Please tell us and revise your future filings to address the following:

•	Discuss how you identify loans to be restructured;

•	Disclose if you have any non-performing restructured loans and quantify those that are accrual or nonaccrual status;

2723 S. State Street, Suite 210, Ann Arbor, MI 48104

United States Securities and Exchange Commission
July 22, 2011

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•	Tell us if you restructured any loans and immediately placed the loans on accrual basis (quantify the number and amount of loans, if applicable);

•	Tell us and disclose your policy (in your financial statements) regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status.

Response:

          In future filings, the Company will include disclosure substantially similar to the following in an appropriate location under the "Credit Quality" discussion in "Management's Discussion and Analysis of Financial Condition and Operating Results" and in an appropriate location in the notes to the consolidated financial statements:

"In the course of working with borrowers, the Bank may choose to restructure the contractual terms of certain loans. In this scenario, the Bank attempts to work-out an alternative payment schedule with the borrower in order to optimize collectability of the loan. Any loans that are modified are reviewed by the Bank to identify if a troubled debt restructuring ("TDR") has occurred, which is when, for economic or legal reasons related to a borrower's financial difficulties, the Bank grants a concession to the borrower that it would not otherwise consider. Terms may be modified to fit the ability of the borrower to repay in line with its current financial status and the restructuring of the loan may include the transfer of assets from the borrower to satisfy the debt, a modification of loan terms, or a combination of the two. If such efforts by the Bank do not result in a satisfactory arrangement, the loan is referred to legal counsel, at which time foreclosure proceedings are initiated. At any time prior to a sale of the property at foreclosure, the Bank may terminate foreclosure proceedings if the borrower is able to work-out a satisfactory payment plan.

It is the Bank's policy to have any restructured loans which are on nonaccrual status prior to being restructured remain on nonaccrual status until six months of satisfactory borrower performance, at which time management would consider its return to accrual status. The balance of nonaccrual restructured loans, which is included in nonaccrual loans, was $[insert amount] at [insert most recent period-end date] and $[insert amount] at [insert most recent year-end date]. If the restructured loan is on accrual status prior to being restructured, it is reviewed to determine if the restructured loan should remain on accrual status. The balance of

United States Securities and Exchange Commission
July 22, 2011

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accrual restructured loans was $[insert amount] at [insert most recent period-end date] and $[insert amount] at [insert most recent year-end date]. Loans that are considered TDRs are classified as performing unless they are on nonaccrual status or greater than 90 days delinquent. All TDRs are considered impaired by the Company, unless it is determined that the borrower has met the six month satisfactory performance period (or six payments) under modified terms and the restructuring agreement specified an interest rate greater than or equal to an acceptable rate for a comparable new loan. On a quarterly basis, the Company individually reviews all TDR loans to determine if a loan meets both of these criteria.

Results of Operations

Earnings Summary and Key ratios, page A-16

Comment #2

2.

We note your presentation of pre-tax, pre-provision (a) income and (b) return on average assets here and throughout MD&A. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in future filings, please revise future filings to: (a) Clearly label these financial measures as non-GAAP each time they are presented; and (b) Disclose the reasons why you believe this presentation provides useful information to investors and specify how management uses these measures.

Response:

          On page A-17 of the Company's 2010 Form 10-K, it disclosed the following:

"In an attempt to evaluate the trends of net interest income, noninterest income, and noninterest expense, the Company calculates pre-tax, pre-provision income and return on average assets. This calculation adjusts net income before tax by the amount of the Company's provision for loan losses and one-time goodwill impairment charge. While this information is not consistent with, or intended to replace, presentation under generally accepted accounting principles, it is presented here for comparison. The table below shows the calculation and trend

United States Securities and Exchange Commission
July 22, 2011

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of pre-tax, pre-provision income and return on average assets for the twelve month periods ended December 31, 2010, 2009 and 2008."

The tabular reconciliation to net income (loss) required by Regulation G appears in the table following the paragraph quoted above.

          The Company believes this disclosure complies with the requirements of Regulation G. However, the Company will revise this disclosure in future filings to further expand on why the Company believes this presentation provides useful information to investors and how management uses this information. In future filings, the Company will include disclosure substantially similar to the following (additional or revised text is in boldface type):

"In an attempt to evaluate the trends of net interest income, noninterest income, and noninterest expense, the Company's calculates pre-tax, pre-provision income ("PTPP Income") and pre-tax pre, provision return on average assets ("PTPP ROA"). PTPP Income adjusts net income before tax by the amount of the Company's provision for loan losses, which is excluded because its level is elevated and volatile in times of economic stress. PTPP ROA measures PTPP income as a percent of average assets. While this information is not consistent with, or intended to replace, presentation under generally accepted accounting principles, it is presented here for comparison.

Management believes that PTPP Income and PTPP ROA are useful and consistent measures of the Company's earning capacity, as these financial measures enable investors and others to assess the Company's ability to generate capital to cover credit losses through a credit cycle, particularly in times of economic stress.

The Company's strong pre-tax, pre-provision income has been achieved through a substantial core funding base, which has resulted in a comparatively strong net interest margin, a diversity of noninterest income sources and expansion of our markets. The Company's PTPP ROA [improved to] [decreased to] [●]% and [●]%, respectively, for the [most recent quarter] and [year-to-date period] compared to [●]% and [●]%, respectively, for the same periods in [previous year]. The following table shows the calculation and trend of PTPP Income and PTPP ROA for the [insert appropriate periods]."

United States Securities and Exchange Commission
July 22, 2011

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          The Company will continue to provide the tabular reconciliation to net income (loss) required by Regulation G in a table following the revised disclosure presented above. In future filings, in each instance where the Company presents pre-tax, pre-provision income or return on average assets, it will clearly identify this information as non-GAAP and include a cross-reference to or reproduce, as appropriate, the revised disclosure presented above.

Note 5 - Allowance for loan Losses, page A-42

Comment #3:

3.	Please tell us and revise your disclosures in future filings to disclose the risk characteristics of each loan portfolio segment. Refer to ASC 310-10-50-11B (a)(2).

Response:

          In future filings, the Company will include disclosure substantially similar to the following in an appropriate location in the note to the consolidated financial statements discussing the Company's allowance for loan losses:

"The risk characteristics of each loan portfolio segment are as follows:

Business and Commercial Mortgages. The Business and Commercial Mortgages segment consists of commercial and industrial loans and commercial real estate loans. Commercial and industrial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and may include a personal guarantee. Some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real

United States Securities and Exchange Commission
July 22, 2011

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estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The characteristics of properties securing the Company's commercial real estate portfolio are diverse, but with geographic location almost entirely in the Company's market area. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. In general, the Company avoids financing single purpose projects, unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans.

Construction and Land Development. Construction and Land Development (CLD) loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. CLD loans are generally based on estimates of costs and value associated with the complete project. These estimates may be inaccurate. CLD loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Consumer. Consumer loans consist of two segments - residential mortgage loans and personal loans. For residential mortgage loans that are secured by 1-4 family residences and are generally owner occupied, the Company generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences, and consumer loans are secured by consumer assets, such as automobiles or recreational vehicles. Some consumer loans are unsecured, such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas, such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers."

United States Securities and Exchange Commission
July 22, 2011

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Comment #4:

4.

We noted on page A-35 that in the fourth quarter of 2009 you changed your allowance for loan loss methodology to consider loan charge-offs over the most recent eight quarters. Please tell us and revise future filings to disclose the rationale for the change and quantification of the impact on the provision for loan losses. Refer to ASC 310-10- 50-11B(a)(3) & (d).

Response:

          In future filings that include financial statements covering 2009, the Company will include disclosure substantially similar to the following in an appropriate location in the note to the consolidated financial statements discussing the Company's allowance for loan losses:

"The allowance for loan losses is maintained at a level believed adequate by management to absorb probable incurred credit losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, amount and composition of the loan portfolio, and other factors management believes to be relevant. The Company's past loan loss experience is determined by evaluating the average charge-offs over the most recent eight quarters. Prior to the fourth quarter of 2009, the Company determined its past loan loss experience by using a rolling twelve quarter historical approach. The change in methodology was implemented as management believed this shorter period was more reflective of the current economic conditions at that time and that the collectively-evaluated allowance could be better estimated by using a shorter loss period rather than a longer loss period combined with a larger emphasis on estimating additional qualitative and environment factors. Management still believes the shorter period is more reflective of current economic conditions. The impact of the change in methodology increased the allowance for loan losses in the fourth quarter of 2009 by approximately $235,000."

Comment #5:

5.	Please tell us and revise your future filings to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Refer to ASC 310-10-50-15(b).

United States Securities and Exchange Commission
July 22, 2011

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Response:

          Consistent with "Note 2 - Allowance for Loan Losses" to the Company's consolidated financial statements filed with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, the Company will, in future filings, include disclosure substantially similar to the following in an appropriate location in the note to the consolidated financial statements discussing the Company's allowance for loan losses:

"Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful, at which time payments received are recorded as reductions to principal."

Comment #6:

6.

Please tell us and revise your future filings to disclose your policy for recording payments received on nonaccrual financing receivables and your policy for resuming accrual of interest. Refer to ASC 310-10-50-6(b) & (c).

Response:

          In future filings, the Company will include disclosure substantially similar to the following in an appropriate location in the note to the consolidated financial statements discussing the Company's allowance for loan losses:

"Subsequent payments on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. The Company requires a period of satisfactory performance of not less than six months before returning a nonaccrual loan to accrual status."

Comment #7:

7.

Please tell us and revise future filings to provide disclosures related to impaired loans by class of financing receivable as required by ASC 310-10-50-14 and 15. It appears that these disclosures are provided by loan segment in the periods presented.

United States Securities and Exchange Commission
July 22, 2011

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Response:

          In future filings, the Company will provide disclosures related to impaired loans by class of financing receivable as required by ASC 310-10-50-14 and 15 in an appropriate location in the note to the consolidated financial statements discussing the Company's allowance for loan losses. The form of disclosure will be substantially similar to the table included as Appendix A to this letter.

Note 13 - Federal Income Tax

Comment #8:

8.

Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Please provide detailed disclosure of both the positive and negative evidence used to support your decision under ASC Subtopic 740-10-30-21 and 22. Also, we emphasize ASC Subtopic 740-10-30-23; in this regard, the cumulative loss in recent years is a significant piece of objective negative evidence that is difficult to overcome.

Response:

          The Company's net deferred tax asset is included in the category "Accrued interest receivable and other assets" on the balance sheet. While the Company has a loss for both book and tax purposes for 2010 and 2009, the Company had taxable income of $11.7 million from 2007 and 2008 that was utilized for a majority of the Company's tax loss. The Company's net deferred tax asset was $9.8 million at December 31, 2010.

          A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. The following lists the evidence considered in determining whether a valuation allowance was necessary for deferred tax assets:

Negative Evidence

•	Cumulative losses of $12.6 million for the three year period ending December 31, 2010.

United States Securities and Exchange Commission
July 22, 2011

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Positive Evidence

•	The Company had many years of consistently profitable operations before 2009;
•	The Company's NOL carry-forward position of $1.5 million at December 31, 2010 is not large in comparison to historical profitability (taxable income of $41.6 million from 2004 to 2008);
•	The Company can carry-forward losses for twenty years;
•	The Company's taxable loss has been reduced from $11.6 million in 2009 to $1.6 million in 2010;
•

The Company's losses have been driven primarily by high loan loss charge-offs, which were reduced from $24.1 million in 2009 to $16.4 million in 2010 ($10.1 million in first half of 2010 and $6.3 million in second half of 2010);

•

Nearly 60% of the 2009 loan charge-offs were due to weakness in the Company's construction and land development (CLD) portfolio, even though the CLD portfolio represented less than 10% of the loan portfolio. CLD charge-offs during 2010 decreased over 60% from 2009 and the Company's CLD exposure has been reduced by nearly 50% during the past two years, providing further evidence of Management's belief that the CLD credit problems have been largely recognized;

•	While the Company reported a loss for all of 2010, it reported net income of $600,000 in the second half of 2010; and
•	Management expects a return to sustained profitability in future years as a result of strong core earnings and continued reduction in loan losses.
•	Available tax planning strategies, including:
○	Sale and leaseback of premises
○	Sale of mortgage servicing rights
○	Sale of municipal securities
•	In the first half of 2011, the Company generated net income of $720,000.

          Based upon our analysis of the evidence (both negative and positive), Management has determined that no valuation allowance was required at December 31, 2010 or 2009.

United States Securities and Exchange Commission
July 22, 2011

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Note 17 - Fair Value of Financial Instruments, A-53

Comment #9

9.

Please revise future filings to disclose if and how often you obtain updated appraisals for impaired loans. Also, we note your disclosure on page A-54 that you apply a discount factor to the value you obtain in an independent appraisal. Please describe in detail any adjustments you make to the appraised values including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response:

          In future filings, the Company will include disclosure substantially similar to the following in an appropriate location in the note to the consolidated financial statements discussing fair value of financial instruments:

"Loans for which it is believed to be probable that the Company will not collect all principal and interest due according to contractual terms are measured for impairment. Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral-dependent loans. If the impaired loan is identified as collateral dependent, the fair value of collateral method of measuring the amount of impairment is utilized. The Company's practice is to obtain new or updated appraisals on the loans subject to the initial impairment review and then to generally update on an annual basis thereafter. The Company discounts the appraisal amount as necessary for selling costs and past due real estate taxes. If a new or updated appraisal is not available at the time of a loan's impairment review, the Company typically applies a discount to the value of an old appraisal to reflect the property's current estimated value if there is believed to be deterioration in either (i) the physical or economic aspects of the subject property or (ii) any market conditions. The results of the impairment review results in an increase in the allowance for loan loss or in a partial charge-off of the loan, if warranted."

United States Securities and Exchange Commission
July 22, 2011

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Acknowledgment

          The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Randal J. Rabe

Randal J. Rabe Executive Vice President and Chief Financial Officer

Appendix A
Impaired Loans at [•]				This Quarter		Year to Date
Thousands of dollars	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized	Average Investment in Impaired Loans	Interest Income Recognized
Loans without a specific valuation allowance
Commercial
Commercial CLD
Owner-Occupied CRE
Other CRE
Commercial & Industrial
Consumer
Residential Mortgage
Consumer Construction
Home Equity
Other Consumer
Subtotal

Loans with a specific valuation allowance
Commercial
Commercial CLD
Owner-Occupied CRE
Other CRE
Commercial & Industrial
Consumer
Residential Mortgage
Consumer Construction
Home Equity
Other Consumer
Subtotal

Total Impaired Loans
Commercial
Commercial CLD
Owner-Occupied CRE
Other CRE
Commercial & Industrial
Consumer
Residential Mortgage
Consumer Construction
Home Equity
Other Consumer
Total Impaired Loans